April 29, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Loan Lauren P. Nguyen, Esq.

Re:  Dorian LPG Ltd.

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-4 (the “Draft Registration Statement”) of Dorian LPG Ltd. (the “Company”) that was submitted to the Securities and Exchange Commission (the “Commission”) on January 30, 2014.  By letter dated February 14, 2014 (the “First Comment Letter”), the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Draft Registration Statement and the prospectus included therein.  The revised Registration Statement on Form F-4 (the “Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was filed with the Commission on March 14, 2014. By letter dated March 27, 2014 (the “Second Comment Letter”), the Staff provided the Company with its comments regarding the Registration Statement and the prospectus included therein.  The amended Registration Statement (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Second Comment Letter, is being publicly filed with the Commission via EDGAR today.

The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter, as indicated. We respond to your numbered comments in the Comment Letter as follows (page references in our responses are to the pages in the prospectus contained in Amended Registration Statement):

General

1. We note that you have outstanding comments related to your registration statement on Form F-1 (File No. 333-194434) filed on March 7, 2014. Please note that all comments on the referenced Form F-1 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Form F-4 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form F-4.

The Company confirms that it has made conforming changes to the Amended Registration Statement to reflect all revisions made to the Form F-1, as amended (File No. 333-194434).  Additionally, the Company notes that a reverse stock split in the ratio of 1:5 was implemented by the Company’s Board by the filing of an amendment to the Company’s Articles of Incorporation on April 25, 2014.  Accordingly, the Company has amended the number of shares to be registered pursuant to the Amended Registration Statement to reflect this reverse stock split.  The number of shares to be registered pursuant to the Amended Registration Statement was also further revised to correct a computation error of the number of outstanding shares held by non-affiliates of the Company.

For the Staff’s guidance, the shares issued by the Company to BH Logistics, LP in the private placement that closed on April 25, 2014, will not be included in the exchange offer and therefore are not included in the Amended Registration Statement.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:                                Claire Erlanger

Linda Cvrkel

Donald E. Field

Alexandra M. Ledbetter